FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

     Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act of 1934

For the month of April 1, 2008 to April 31, 2008

CITYVIEW CORPORATION LIMITED SEC File No. 00028794

Level 9, 28 The Esplanade, Perth Western Australia 6000

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

Form 20-F ☑	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITYVIEW CORPORATION LIMITED (Registrant)

Dated: May 23, 2008

(Signed by) P M SMYTH Chief Executive

LIST OF AUSTRALIAN STOCK EXCHANGE (“ASX”) DOCUMENTS

For the month of April 1, 2008 to April 30, 2008

730	CityView Board Changes
731	Quarterly Report

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE April 22, 2008

CITYVIEW BOARD CHANGES

CityView Corporation Limited (“CityView”) is pleased to announce the appointment of Mr Ian Egan as a director of CityView effective April 21, 2008. Mr Egan has worked in the mining industry for more than 35 years, holding senior management positions at BHP including Group General Manager BHP Titanium Minerals and General Manager Non Ferrous Metals BHP Minerals.

Mr Egan has extensive operational and Board experience in relation to the development of new operations and the management of established operations. He is particularly experienced in the areas of financial and operational controls, joint ventures and mergers and acquisitions.

Mr Egan is the Chairman of Fortitude Minerals Limited in which CityView holds an approximate 39.5% interest. Additionally he is a non-executive director of Kenmare Resources plc which is developing a major mineral sands project in Mozambique.

CityView also announces the resignation of Mr Peter Smith as a Director in order to reduce his workload. The Board would like to thank Mr Smith for his contribution to CityView.

Mark Smyth Chief Executive Officer

REPORT FOR THE QUARTER ENDED
31 March 2008

SUMMARY FACT SHEET
Company Details

Principal Place of Business		Level 9
and Registered Office:		28 The Esplanade
Perth Western Australia 6000
Australia
Telephone:		(618) 9226 4788
Fax:		(618) 9226 4799
E-Mail:		info@cityviewcorp.com
Internet:		www.cityviewcorp.com

CEO		P. M. Smyth
Directors:		R.J.F. Brothers
P. de Chazal
I. R. Egan
N. Hoexter

Company Secretary		P. Williams

Advisory Board		C.Maher
B. de Boer
D. Boote
K. Sylvester
L.Wale

Auditor:		BDO Kendalls

ASX Symbol:		CVI
NASD Symbol:		CTVWF
FSE Symbol:		C4Z
Australian Share Registry:		Computershare Investor Services Pty. Ltd.
US Share Registry:		Computershare Trust Company Inc
Market Capitalisation at 31 March 2008

Shares on Issue		363,033,775
Options on issue		92,550,403
Fully Diluted Capital		455,584,178

Trading Volume
	AUS	NASD/FSE	TOTAL
MONTH	VOLUME	VOLUME	VOLUME
January 2008	98,126,746	7,448,707	105,575,453
February 2008	104,079,222	1,491,074	105,570,296
March 2008	139,916,969	1,503,931	141,420,900
TOTAL	342,122,937	10,443,721	352,566,649

Angola Petroleum

During the Quarter CityView’s technical team carried out an extensive data review of four offshore blocks, 6/06, 15/06, 17/06 and 18/06 in which CityView has been offered an interest. Having determined the timing and amount of development capital required, preparation of definitive finance documents are in progress. In addition CityView has taken an option over an oil refinery to be relocated to West Africa.

Metals

CityView completed the planned transfer of its working interest in the Longonjo and Ucua licence areas to Fortitude Minerals limited (“Fortitude”) for 15 million shares of Fortitude. CityView now owns 22,628,885 Fortitude shares (US$31,454,150 at US$1.39 per share) out of a total of 57,245,335 shares (39.5%) . The licences held by Fortitude are:

	Percentage held	Area
Cachoeiras de Binga	80%	3,615 sq km
Zenza Dondo	70%	747 sq km
Benguela	70%	3,943,sq km
Benguela South West	80%	355 sq km
Bentiabe	80%	183 sq km
Chipindo	60%	1,433 sq km
Ucua	70%	1,369 sq km
Longonjo Minerals	70%	3,760 sq km
Longonjo Diamonds	38%	3,000 sq km
		18,405 sq km

Diamonds

CityView was granted the right to acquire 100% of Canzar Resources plc (“Canzar”) interests in alluvial and kimberlitic diamond concessions at Luachisse, Nhefo and Alto Chicapa (Caufo): the purchase price to be determined on a fair value basis upon completion of diligence and an independent valuation. During this evaluation process, it was discovered that alluvial work at Luachisse and Nhefo was much further advanced than originally envisaged that alluvial production could commence by the end of 2008 provided that work would accelerated during the imminent dry season. Accordingly it was agreed between Endiama Angolan National Diamonds Company) and Canzar and CityView that development work Luachisse and Nhefo alluvial concessions be fast-tracked and the calculation of the alluvial “fair value” price payable at settlement be excluded from the purchase price.

Corporate

First Capital Management Limited, the manager of the First Global Resources Fund, agreed underwrite CityView shares to the value of US$100 million.

CityView has appointed Mr A. Caplin to prepare a business plan and corporate governance review to produce analytical presentation material for international institutions to invest CityView.

Finance

Underwriting Facility	US$100,000,000.00
Cash at Bank at 31 March 2008	Aus$1,394,061.00
Expenditure for the Quarter	Aus$14,825,000.00

P M Smyth- Chief Executive Officer April 28, 2008

INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION (“ASIC”)

For the month of April 1, 2008 to April 30, 2008

PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION